September 29, 2006
Via EDGAR
Ms. Christine Davis
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	F5 Networks, Inc.
Form 8-K Filed April 20, 2006
Form 8-K Filed July 20, 2006
File No. 000-26041
Dear Ms. Davis:
We are confirming your conversation with Susan Min of DLA Piper US LLP on September 28, 2006. F5 Networks, Inc. (the “Company”) received a comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated September 19, 2006 regarding the Company’s Form 8-Ks filed on April 20, 2006 and July 20, 2006. We understand that the SEC has granted the Company an extension to file a response to such comment letter until October 18, 2006.
We are actively engaged in preparing a response. Unfortunately, it appears that it will take longer than anticipated to collect the necessary information to fully respond to the Staff’s comments. Accordingly, after discussing this matter with the Staff of the SEC, the Company anticipates submitting a complete response to the Staff’s September 19, 2006 comment letter on or before October 18, 2006.
Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (206) 272-6852 or William Bromfield of DLA Piper US LLP at (206) 839-4832. Thank you very much for your assistance.
Sincerely,
F5 Networks, Inc.
/s/ John Rodriquez
John Rodriquez
Senior Vice President and Chief Accounting Officer

cc:	Christine Davis, Securities and Exchange Comnmission
Brad Skinner, Securities and Exchange Commission
William H. Bromfield, DLA Piper US LLP
Susan Min, DLA Piper US LLP